UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 7)1

YuMe, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

98872B104
(CUSIP Number)

DARREN C. WALLIS
AVI PARTNERS, LLC
555 E. Lancaster Avenue
Suite 520
Radnor, Pennsylvania 19087
 (610) 816-6660
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 24, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON AVI CAPITAL YANKEE, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,003,560
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,003,560
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,003,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON AVI CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,102
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 39,102
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON AVI MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,042,662
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,042,662
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,042,662
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON AVI PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,613,262
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,613,262
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,613,262
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON JAMES A. DUNN, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,613,262
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,613,262
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,613,262
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON DARREN C. WALLIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,613,262
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,613,262
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,613,262
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98872B104

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”).  This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of AVI Yankee and AVI LP and held in the AVI Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.

The aggregate purchase price of the 3,003,560 Shares owned directly by AVI Yankee is approximately $15,695,482, excluding brokerage commissions. The aggregate purchase price of the 39,102 Shares owned directly by AVI LP is approximately $246,377, excluding brokerage commissions. The aggregate purchase price of the 570,600 Shares held in the AVI Managed Account is approximately $3,032,956, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 24, 2016, AVI Partners (together with its affiliates, “AVI”) delivered a letter to the Board of Directors of the Issuer (the “Board”), a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.  In the letter, AVI stated, among other things, that it is disappointed that members of the Board remain uncommitted to enacting the changes demanded by shareholders, particularly in light of AVI’s June 16, 2016 conversation with Daniel Springer, the Issuer’s Lead Independent Director and Adriel Lares, Chairman of the Issuer’s Nominating and Governance Committee, during which Mr. Springer stated that he did not believe the results of the recent proxy contest created any new mandate from shareholders. AVI Partners further stated that while a reconstituted Board is a step in the right direction, additional changes are necessary in order to drive value for the benefit of all shareholders.

In the letter, AVI demanded that the Board immediately convene a meeting to evaluate and implement the following actions that AVI believes are necessary to improve performance and corporate governance at the Issuer: (i) requesting and accepting Mr. Springer’s immediate resignation; (ii) separating the role of Chairman and Chief Executive Officer; (iii) requiring unanimous Board approval for any corporate acquisition; (iv) returning excess capital through a major tender offer or special dividend; (v) completing an operational analysis to eliminate unnecessary expenses; (vi) examining ROIC metrics for all prior and current capital investments; and (vii) eliminating all capital investments that fail to meet a reasonable ROIC.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 34,698,127 Shares outstanding, as of April 29, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 6, 2016.

A.	AVI Yankee

(a)	As of the close of business on June 23, 2016, AVI Yankee beneficially owned 3,003,560 Shares.

Percentage: Approximately 8.7%

(b)	1. Sole power to vote or direct vote: 3,003,560
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,003,560
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 98872B104

(c)	AVI Yankee has not entered into any transactions in the Shares during the past sixty days.

B.	AVI LP

(a)	As of the close of business on June 23, 2016, AVI LP beneficially owned 39,102 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 39,102
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 39,102
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by AVI LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	AVI Management

(a)	AVI Management, as the investment manager of each of AVI Yankee and AVI LP, may be deemed to beneficially own the 3,042,662 Shares owned in the aggregate by AVI Yankee and AVI LP.

Percentage: Approximately 8.8%

(b)	1. Sole power to vote or direct vote: 3,042,662
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,042,662
4. Shared power to dispose or direct the disposition: 0

(c)
AVI Management has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of AVI LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	AVI Partners

(a)
As of the close of business on June 23, 2016, 570,600 Shares were held in the AVI Managed Account.  AVI Partners, as the general partner of each of AVI Yankee and AVI LP and the investment advisor of the AVI Managed Account, may be deemed to beneficially own the 3,613,262 Shares owned in the aggregate by AVI Yankee and AVI LP and held in the AVI Managed Account.

Percentage: Approximately 10.4%

(b)	1. Sole power to vote or direct vote: 3,613,262
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,613,262
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 98872B104

(c)
AVI Partners has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of AVI LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Messrs. Dunn and Wallis

(a)
Each of Messrs. Dunn and Wallis, as a managing partner of AVI Partners and a managing member of AVI Management, may be deemed to beneficially own the 3,613,262 Shares owned in the aggregate by AVI Yankee and AVI LP and held in the AVI Managed Account.

Percentage: Approximately 10.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,613,262
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,613,262

(c)
None of Messrs. Dunn or Wallis has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of AVI LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1           Letter to the Board of Directors, dated June 24, 2016.

CUSIP NO. 98872B104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2016	AVI CAPITAL YANKEE, LP

	By:	AVI Partners, LLC, its general partner

	By:	/s/ Darren C. Wallis
		Name:	Darren C. Wallis
		Title:	Managing Partner

AVI CAPITAL PARTNERS, LP

By:	AVI Partners, LLC, its general partner

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Partner

AVI MANAGEMENT, LLC

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Member

AVI PARTNERS, LLC

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Partner

/s/ Darren C. Wallis
DARREN C. WALLIS Individually and as attorney-in-fact for James A. Dunn, Jr.

CUSIP NO. 98872B104

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/(Sale)

AVI CAPITAL PARTNERS, LP

(33,331)*	----*	06/08/2016

* Represents a distribution of shares to an investor of AVI Capital Partners, LP upon such investor’s redemption of its capital contribution in AVI Capital Partners, LP.